Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 10 DATED MARCH 19, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 6 dated January 25, 2013, Supplement No. 7 dated February 20, 2013, Supplement No. 8 dated March 1, 2013 and Supplement No. 9 dated March 13, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments and placement of debt on certain real property investments;
(3)	update to the purchase agreement with WPV San Jose, LLC; and
(4)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of March 13, 2013, we had accepted investors’ subscriptions for, and issued, approximately 42.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $425.0 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of March 13, 2013, our investment portfolio consisted of 106 properties located in 27 states, consisting of approximately 2.8 million gross rentable square feet of commercial space. We acquired seven properties between February 14, 2013 and March 13, 2013, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant(s)	Feet	Price
Walgreens – Cullman, AL	Drugstore	1	Walgreen Co.	14,550	$6,400,000
Dollar General – Bokchito, OK	Discount Store	1	Dolgencorp, LLC	9,026	1,026,000
Walgreens – Hickory, NC	Drugstore	1	Walgreen Co.	14,820	6,796,875
Earth Fare – Huntersville, NC	Grocery	1	Earth Fare, Inc.	24,989	5,247,693
Dollar General – Nashville, GA	Discount Store	1	Dolgencorp, LLC	20,707	3,413,608
Gold’s Gym – Corpus Christi, TX	Fitness	1	Gold’s Texas Holding, LP	47,395	8,750,000
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	Home and Garden/Sports and Hobby	2	Bed Bath & Beyond Inc./ Golfsmith USA, LLC	100,773	12,400,000
				232,260	$44,034,176

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of March 13, 2013, we, through separate wholly–owned limited liability companies and limited partnerships, owned 106 properties located in 27 states, consisting of approximately 2.8 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings. We acquired seven properties between February 14, 2013 and March 13, 2013, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Walgreens – Cullman, AL	February 22, 2013	2012	$6,400,000	$128,000	6.25%	6.25%	100%
Dollar General – Bokchito, OK	February 27, 2013	2013	1,026,000	20,520	7.40%	7.40%	100%
Walgreens – Hickory, NC	February 28, 2013	2009	6,796,875	135,938	6.40%	6.40%	100%
Earth Fare – Huntersville, NC	February 28, 2013	2011	5,247,693	104,954	7.50%	7.91%	100%
Dollar General – Nashville, GA	March 1, 2013	2013	3,413,608	68,272	7.40%	7.47%	100%
Gold’s Gym – Corpus Christi, TX	March 6, 2013	2006	8,750,000	175,000	8.65%	9.10%	100%
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	March 8, 2013	1997	12,400,000	248,000	7.57%	8.02%	100%
			$44,034,176	$880,684

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the effective annualized rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases over the non-cancelable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
	Major	Feet	Square	Options	Base		Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
Walgreens – Cullman, AL	Walgreen Co.	14,550	100%	(5)	$400,000		$27.49	2/22/2013	-	9/30/2037
Dollar General – Bokchito, OK	Dolgencorp, LLC	9,026	100%	3/5 yr.	75,891		8.41	2/27/2013	-	2/29/2028
Walgreens – Hickory, NC	Walgreen Co.	14,820	100%	(5)	435,000		29.35	2/28/2013	-	4/30/2033
Earth Fare – Huntersville, NC	Earth Fare, Inc.	24,989	100%	2/5 yr.	393,577		15.75	2/28/2013	-	12/31/2015
					406,071		16.25	1/1/2016	-	12/31/2020
					418,566		16.75	1/1/2021	-	12/31/2025
					431,060		17.25	1/1/2026	-	8/31/2031
Dollar General – Nashville, GA	Dolgencorp, LLC	20,707	100%	5/5 yr.	252,661	(6)	12.20	3/1/2013	-	2/29/2028
Gold’s Gym – Corpus Christi, TX	Gold’s Texas Holding, LP	47,395	100%	2/5 yr.	756,989	(7)	15.97	3/6/2013	-	10/31/2022
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	Bed Bath & Beyond Inc.	70,737	70%	4/5 yr.	548,212	(8)	7.75	3/8/2013	-	1/31/2023
	Golfsmith USA, LLC	30,036	30%	2/5 yr.	390,468		13.00	3/8/2013	-	9/30/2018

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.
(5)	Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12 months’ prior notice.
(6)	The annual base rent under the lease increases every ten years by 3% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(8)	The annual base rent under the lease increases every five years by 3.2% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of March 13, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent Expiring	Annual Base Rent
2013	1	1,200	$36,840	*
2014	6	15,700	343,623	1%
2015	6	11,320	211,191	1%
2016	5	9,793	177,530	*
2017	9	17,905	341,781	1%
2018	4	45,925	574,607	1%
2019	2	15,588	425,396	1%
2020	1	44,925	889,515	2%
2021	8	13,159	607,628	1%
2022	12	290,235	3,566,269	8%
2023	10	318,192	4,005,246	9%
Thereafter	92	2,035,649	32,207,191	75%
	156	2,819,591	$43,386,817	100%

* Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the seven recently-acquired properties described in this prospectus supplement is approximately $36.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these seven properties is estimated, as of March 13, 2013, as follows:

Wholly–owned Property	Depreciable Tax Basis
Walgreens – Cullman, AL	$5,248,000
Dollar General – Bokchito, OK	841,320
Walgreens – Hickory, NC	5,573,438
Earth Fare – Huntersville, NC	4,303,108
Dollar General – Nashville, GA	2,799,159
Gold’s Gym – Corpus Christi, TX	7,175,000
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	10,168,000
$36,108,025
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement of Debt on Certain Real Property Investments
Bridge Facility
As previously described in Supplement No. 5 to the prospectus, CCPT IV OP entered into an unsecured revolving bridge facility on December 14, 2012, which provided for up to $75.0 million of borrowings pursuant to the Bridge Credit Agreement with JPMorgan Chase, as administrative agent and syndication agent, and other lenders that may become parties to the Bridge Credit Agreement.
On March 8, 2013, CCPT IV OP entered into a first modification and lender joinder agreement (the Modified Bridge Credit Agreement) with JPMorgan Chase and Bank of America, N.A., which modified the Bridge Credit Agreement and added Bank of America, N.A. as a party to the Bridge Credit Agreement. The Modified Bridge Credit Agreement increased the allowable borrowings up to $150.0 million.

The Modified Bridge Credit Agreement contains customary representations, warranties and borrowing conditions. CCPT IV OP paid certain fees under the Modified Credit Agreement, including an up-front fee. Other than the modified terms described above, the material terms of the Bridge Facility remain unchanged. As of March 13, 2013, CCPT IV OP had approximately $37.0 million outstanding under the Bridge Facility and, based on the underlying collateral pool for qualified unencumbered properties, approximately $27.1 million available for borrowing.
Mortgage Loan
As previously described in Supplement No. 3, dated December 12, 2012, to the prospectus, CCPT IV OP, through one of its wholly-owned subsidiaries, entered into a mortgage loan agreement on December 5, 2012 with PNC Bank, National Association (PNC Bank), as lender, in the principal amount of $75.0 million (the PNC Loan) which matures on January 1, 2023 (the Maturity Date). The PNC Loan is secured by the Canarsie Plaza property described in Supplement No. 5 to the prospectus. CCPT IV OP will make interest payments to PNC Bank based on a fixed rate of 3.69% per annum, with interest only payments due monthly through the Maturity Date.
The PNC Loan may not be prepaid in whole or in part prior to December 31, 2014. Subsequent to December 31, 2014, but prior to June 30, 2022, it may be prepaid in whole but not in part, upon payment of applicable prepayment consideration. There is no prepayment consideration due if the Company prepays the PNC Loan subsequent to June 30, 2022. The PNC Loan is non-recourse to us, but we are liable for customary non-recourse carve-outs.
Upon the occurrence of an event of default, interest on the PNC Loan would accrue at an annual default interest rate equal to the lesser of the then-current interest rate plus 5.00%, or the maximum rate permitted by the state law governing the PNC Loan and any outstanding principal and interest would be payable on demand.
Update to Purchase Agreement with WPV San Jose, LLC
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” beginning on page 10 of the prospectus and “Investment Objectives and Policies - Real Property Investments” beginning on page 107 of the prospectus, as previously supplemented.
Supplements No. 6 and No. 7 to the prospectus described a potential acquisition of an approximately 510,000 square foot multi-tenant retail shopping center with approximately 60 tenants located in San Jose, California for a purchase price of approximately $203.1 million, exclusive of closing costs. The acquisition of the property is expected to be completed on or about April 12, 2013. Unless otherwise described in this prospectus supplement, the information relating to this property contained in Supplements No. 6 and No. 7 remains substantially unchanged.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
Dollar General – Toney, AL	March 2013	$1,080,028	$21,601
Canton Marketplace – Canton, GA	March 2013	61,075,000	1,221,500
Fourth Creek Landing – Statesville, NC	March 2013	10,285,300	205,706
Walgreens – Phoenix, AZ	March 2013	3,900,000	78,000
Walgreens – Huntsville, AL	March 2013	5,400,000	108,000
Dollar General – Various (2)	March 2013	3,908,001	78,160
CVS – Chicago (Central Ave), IL	March 2013	6,960,181	139,204
Trader Joe’s – Columbia, SC	March 2013	6,900,000	138,000
Buffalo Wild Wings – Various (3)	March 2013	5,823,448	116,469
CVS – Florence, AL	March 2013	2,973,484	59,470
University Marketplace – Marion, IN	March 2013	8,070,459	161,409
Walgreens – Birmingham, AL	March 2013	6,829,270	136,585
Tractor Supply – Stuttgart, AR	March 2013	2,785,715	55,714
		$125,990,886	$2,519,818

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		The Dollar General portfolio consists of three single-tenant properties located in Missouri and Ohio.
(3)		The Buffalo Wild Wings portfolio consists of two single-tenant properties located in Illinois.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Dollar General – Toney, AL	1	Dolgencorp, LLC	9,100	100%
Canton Marketplace – Canton, GA	37	Various	350,289	91%
Fourth Creek Landing – Statesville, NC	4	Various	67,547	100%
Walgreens – Phoenix, AZ	1	Walgreen Co.	15,120	100%
Walgreens – Huntsville, AL	1	Walgreen Co.	15,120	100%
Dollar General – Various (1)	3	Dolgencorp, LLC	27,152	100%
CVS – Chicago (Central Ave), IL	1	Highland Park CVS, LLC	12,066	100%
Trader Joe’s – Columbia, SC	1	Trader Joe’s East, Inc.	13,800	100%
Buffalo Wild Wings – Various (2)	2	Blazin Wings, Inc.	12,800	100%
CVS – Florence, AL	1	Big B, Inc.	10,125	100%
University Marketplace – Marion, IN	3	Various	86,224	100%
Walgreens – Birmingham, AL	1	Walgreen Co.	13,076	100%
Tractor Supply – Stuttgart, AR	1	Tractor Supply Company	19,097	100%
			651,516

(1)	The Dollar General portfolio consists of three single-tenant properties located in Missouri and Ohio. The properties would be subject to individual lease agreements with identical terms.
(2)	The Buffalo Wild Wings portfolio consists of two single-tenant properties located in Illinois. The properties would be subject to individual lease agreements with identical terms.

The table below provides leasing information for the major tenants at each potential property:

			Effective		Effective
		Renewal	Annual		Base Rent
		Options	Base		per Square
Property	Major Tenants (1)	(2)	Rent (3)		Foot (3)	Lease Term (4)
Dollar General – Toney, AL	Dolgencorp, LLC	5/5 yr.	$79,922	(5)	$8.78	1/15/2013	-	1/31/2028
Canton Marketplace – Canton, GA	Dick’s Sporting Goods, Inc.	4/5 yr.	583,625	(6)	11.50	3/6/2009	-	1/31/2020
Fourth Creek Landing – Statesville, NC	The TJX Companies, Inc.	4/5 yr.	200,600		8.50	9/9/2012	-	9/30/2022
	Staples the Office Superstore East, Inc.	4/5 yr.	202,567	(7)	12.85	8/1/2013	-	7/31/2023
	Michaels Stores, Inc.	4/5 yr.	152,935		10.70	9/29/2012	-	2/28/2023
	PetSmart, Inc.	5/5 yr.	215,295	(7)	15.50	9/9/2012	-	7/31/2022
Walgreens – Phoenix, AZ	Walgreen Co.	8/5 yr.	286,206		18.93	6/3/2001	-	6/30/2021
Walgreens – Huntsville, AL	Walgreen Co.	8/5 yr.	403,300		26.67	5/12/2001	-	5/31/2021
Dollar General – Various	Dolgencorp, LLC	4/5 yr.	285,284	(5)	10.51	12/31/2012	-	12/31/2027
CVS – Chicago (Central Ave), IL	Highland Park CVS, LLC	8/5 yr.	439,975		36.46	1/1/2013	-	1/31/2035
Trader Joe’s – Columbia, SC	Trader Joe’s East, Inc.	4/5 yr.	410,550	(8)	29.75	9/15/2012	-	9/30/2022
Buffalo Wild Wings – Various	Blazin Wings, Inc.	3/5 yr.	422,400	(9)	33.00	11/12/2012	-	11/30/2022
CVS – Florence, AL	Big B, Inc.	5/5 yr.	196,250		19.38	3/28/2013	-	3/27/2038
University Marketplace – Marion, IN	Hobby Lobby Stores, Inc.	3/5 yr.	275,000		5.50	9/24/2012	-	9/30/2017
			287,500		5.75	10/1/2017	-	9/30/2022
			312,500		6.25	10/1/2022	-	9/30/2027
	The TJX Companies, Inc.	4/5 yr.	192,000		8.00	3/8/2013	-	3/31/2023
	PetSmart, Inc.	5/5 yr.	152,800		12.50	10/22/2012	-	1/31/2018
			165,024		13.50	2/1/2018		1/31/2023
Walgreens – Birmingham, AL	Walgreen Co.	(10)	420,000		32.12	1/1/2013	-	12/31/2037
Tractor Supply – Stuttgart, AR	Tractor Supply Company	4/5 yr.	195,000	(11)	10.21	2/1/2013	-	1/31/2028

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5)	The annual base rent under the lease increases every ten years by 3% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five years by $0.50 per square foot of the then-current base rent.
(7)	The annual base rent under the lease increases every five years by $1 per square foot of the then-current base rent.
(8)
The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.

(9)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.
(10)
Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12 months’ prior notice.

(11)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our $250.0 million Credit Facility and $150.0 million Bridge Facility. We may use the properties as collateral in future financings.

CCPT 4-SUP-10A